Exhibit 99.1

Borr Drilling Limited Announces Public Offering of Common Shares

Hamilton, Bermuda, December 8, 2025. Borr Drilling Limited (NYSE: BORR) (the “Company”) announces today its plans to raise approximately $85 million in gross proceeds though an offering of 21 million shares (the “Equity Offering”).

The Company plans to use the proceeds from the Equity Offering, together with proceeds from a debt offering, seller financing and, if necessary, available cash, for the potential acquisition of five premium jack-up rigs and for general corporate purposes, which may include debt service, capital expenditures, funding of working capital and potential mergers and acquisitions.

DNB Carnegie, Inc. and Clarksons Securities AS are joint global coordinators and bookrunners, Citigroup Global Markets, Inc., Fearnley Securities AS and Pareto Securities AS are joint bookrunners, and BTIG, LLC is co-manager for the Equity Offering.

The Equity Offering will be made pursuant to an effective shelf registration statement which has been filed by the Company with the Securities and Exchange Commission (“SEC”) on April 11, 2025. The Equity Offering will be made only by means of a prospectus and a related prospectus supplement. Prospective investors should read the prospectus supplement and the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Equity Offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the preliminary prospectus supplement and accompanying prospectus related to the Equity Offering may be obtained, when available, by contacting DNB Carnegie, Inc., Attn: Compliance Department, by telephone: +1 212-681-3800, or by email at: _DNB_Carnegie_Compliance_US@dnbcarnegie.com.

It is expected that delivery of the common shares offered in the Equity Offering will be made against payment therefore on the first trading day following the date of pricing of the Equity Offering, which is expected on or around December 9, 2025.

Certain major shareholders of the Company may purchase common shares in the Equity Offering, with directors Mr. Tor Olav Trøim and Mr. Thiago Mordehachvili having each indicated their intention to subscribe in the Equity Offering for $10 million of shares each through associated companies.1

In connection with the above-mentioned and considering strong investor interest and constructive engagement with our financial partners, the Company has started the process to list its shares at the Euronext Growth Oslo, as a first step towards a re-listing on the Oslo Stock Exchange (“OSE”). Following satisfaction of customary listing requirements, the Company’s shares are expected to begin trading on the Euronext Growth Oslo on December 19, 2025. Participants in the Equity Offering may convert to and receive delivery of newly issued shares in the Norwegian VPS and, upon completion of the listing, trade their shares on the Euronext Growth Oslo.

Upon completion of the OSE re-listing, the Company is expected to be dual listed on the OSE and the NYSE, with the NYSE to remain the Company’s primary listing.

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to purchase or subscribe for securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “anticipate,” “plan,” “expect,” or other similar expressions. These forward-looking statements include statements with respect to the offering of common shares described herein, including expected timing and size of the offering and the intended use of proceeds, the listing and relisting of shares on certain stock exchanges described herein, including the expected timing thereof, and other non-historical statements.  The forward-looking statements included in this press release are based on the Company’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements, including market conditions, the ability to complete the offering, the trading price of the Company’s ordinary shares, risks relating to the use of proceeds including the acquisition of five premium jack-up rigs, the ability to complete the listing and/or relisting of shares on certain stock exchanges, the timing of the listing and/or relisting of shares on certain stock exchanges, and other risks described in our annual report on Form 20-F for the year ended December 31, 2024 and our other filings with and submissions to the SEC. As such, readers should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. The forward-looking statements made in this press release speak only as of the date of this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events.

1Investments to be made by (i) Drew Holding Ltd., which is wholly owned by Drew Trust, a non-discretionary trust in which Mr. Trøim is the beneficiary, and (ii) Granular Capital Ltd., of which Mr. Mordehachvili is the Founder and Chief Investment Officer.

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Contact:
Magnus Vaaler: CFO, +44 1224 289208